SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANTTO RULE 13d-2(a)

(Amendment No. 3)

Hemagen Diagnostics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

423501 105
(CUSIP Number)

Gary P. Kreider, Esq. Keating, Muething & Klekamp, P.L.L. One East Fourth Street, 14th Floor Cincinnati, Ohio 45202 (513) 579-6411
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2004
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ] .

(Continued on the following pages)

Page 1 of 3 Pages

CUSIP No. 423501 105                                           Page 2 of 3 Pages
--------- ---------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William P. Hales
--------- ---------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   [ ]
                                                                      (b)   [ ]
--------- ---------------------------------------------------------------------
 3        SEC USE ONLY

--------- ---------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ---------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ---------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
---------------------------- ------- ------------------------------------------
                               7      SOLE VOTING POWER

                                      2,814,598
         NUMBER OF            ------- ------------------------------------------
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     -0-
           EACH               ------- ------------------------------------------
         REPORTING             9      SOLE DISPOSITIVE POWER
        PERSON WITH
                                      2,814,598
                              ------- ------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------- ---------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,814,598
--------- ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.6%
--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 3 to Schedule 13D is filed to reflect changes in Item 5 as described below.

Item 5.    Interest in Securities of the Issuer

       William P. Hales

         (a)(b)    See page 2, nos. 7, 9, 11 & 13, which each consist of 1,083,450 shares of Common Stock and options to purchase 1,731,148 shares of Common Stock.

        (c)    On December 23, 2004, Mr. Hales tendered $780,000 principal amount of 8% Senior Subordinated Secured Convertible Notes due in April 2005 (the “Old Notes”) in an exchange offer by the Company. In exchange for the Old Notes, Mr. Hales received 653,250 shares of Common Stock and $518,700 principal amount of 8% Senior Subordinated Secured Convertible Notes due September 30, 2009 (the “New Notes”). The New Notes are convertible, in whole or in part, beginning on September 30, 2005 into 691,600 shares of Common Stock.

         (d)    None.

         (e)    Not Applicable.

Dated: January 24, 2005	/s/ William P. Hales —————————————— William P. Hales